New York - AG Toronto - FR Frankfurt - FMV	February 7, 2024

First Majestic Reports Positive Exploration Results at San Dimas, Santa Elena

and Jerritt Canyon Properties

Vancouver, BC, Canada - First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or "First Majestic") is pleased to announce positive drilling results from its 2023 exploration programs at San Dimas, Santa Elena, and Jerritt Canyon. The drilling programs were designed to test new silver and gold mineral targets, increase Mineral Resources and convert Mineral Resources to Mineral Reserves.

"We are very encouraged with the exploration results that have been achieved throughout 2023," stated Keith Neumeyer, President & CEO of First Majestic. "The recent drilling has accomplished multiple goals from highlighting new geologically prospective areas to expanding and further defining known silver and gold mineralization. These results provide the basis for First Majestic's year-end update of Mineral Resource and Mineral Reserve estimates expected to be released at the end of March. At San Dimas, we have tested previously undrilled veins like the Peggy vein and have explored extensions of known mineralization such as the Perez, Santa Teresa and Rosario veins. At Santa Elena, infill drilling of the Ermitaño vein intersected mineralization that is in many cases better than expected while follow up drilling of the new Javelin target at Jerritt Canyon has identified what appears to be a new gold mineralized zone near underground infrastructure and continues to highlight the exploration potential of the asset. These results set us up well for an exciting start for 2024."

DRILLING HIGHLIGHTS

Select highlights from the Company's ongoing exploration programs include the following drill hole intercepts:

San Dimas Highlights (true width)

  Hole ST23_014: 40.40 g/t Au and 2,092 g/t Ag over 0.91 metres ("m");
  Hole SIN23_073: 11.53 g/t Au and 758 g/t Ag over 2.97m;
  Hole PE23_225: 3.78 g/t Au and 421 g/t Ag over 7.78m;
  Hole PE23_242: 7.36 g/t Au and 1,238 g/t Ag over 2.41m;

Santa Elena Highlights (true width)

  Hole EWUG-23-012: 20.95 g/t Au & 311 g/t Ag over 4.88m;
  Hole EWUG-23-007: 18.50 g/t Au & 304 g/t Ag over 1.71m;
  Hole EWUG-23-015: 9.38 g/t Au & 230 g/t Ag over 5.23m;

Jerritt Canyon Highlights (apparent width)

  Hole SSX-235020: 12.04 g/t Au over 25.9m
  Hole SMI-230011: 8.76 g/t Au over 15.2m
  Hole SMI-230013: 7.44 g/t Au over 15.7m

SAN DIMAS EXPLORATION RESULTS

Exploration drill holes at the San Dimas property intersected significant gold and silver mineralization in multiple veins. Four areas are highlighted here: Sinaloa North-Elia, Santa Teresa, Rosario and Perez (Figure 1).

Figure 1: San Dimas District Vein Occurrence Map and Highlighted Target Areas.

Drilling at the historic Sinaloa North-Elia mines/veins cut multiple gold and silver mineralized vein intercepts. The drilling confirmed and further delineates the presence of mineralization below historic mining of the Sinaloa vein (Figure 2). Select drill hole assay grade and intervals (true width) of the Sinaloa vein intersections are shown below:

  Hole SIN23_073: 11.53 g/t Au & 758 g/t Ag over 2.97m;
  Hole SIN23_076: 9.86 g/t Au & 779 g/t Ag over 1.51m;
  Hole SIN23_069: 12.65 g/t Au & 578 g/t Ag over 0.95m;

Expansionary drilling on the projection of the historic Santa Teresa vein has returned significant intercepts. The vein remains undrilled to the west for ~500m along strike for exploration upside (Figure 3). Drill hole assay grade and intervals (true width) of the vein intersections are shown below:

  Hole ST23_014
    3.95 g/t Au & 270 g/t Ag over 1.86m;
    2.07 g/t Au & 130 g/t Ag over 2.90m;
    40.40 g/t Au & 2,092 g/t Ag over 0.91m;
  Hole ST23_022
    3.19 g/t Au & 274 g/t Ag over 0.78m;

Drilling at the Perez vein delineated and extended gold and silver mineralization up-dip on one of the known ore shoots and further defined a newly identified mineralized shoot to the east. In some cases, drilling cut unmodeled gold and silver mineralization in secondary veins, breccias and stockworks in the hanging and foot wall of the primary vein for higher ore tonnage. The Perez vein exploration potential remains open to the east where it projects into an area where post-mineral faulting is anticipated to decrease, providing confirmation of ore body continuity (Figure 4). Select drill hole assay grade and intervals (true width) of the vein intersections are shown below:

  Hole PE23_225: 3.78 g/t Au & 421 g/t Ag over 7.78m;
  Hole PE23_242: 7.36g/t Au & 1,238 g/t Ag over 2.41m;
  Hole PE23-229: 3.69 g/t Au & 509 g/t Ag over 4.42m;

Drilling at the Rosario vein continues to delineate a mineralized volume east of the historic mining area (Figure 5). Drill testing also cut multiple veins in the footwall of Rosario: the Macho Bayo, Peggy and Basilisa veins.  The intersection of the Peggy vein returned significant gold and silver values over 3m, the newly discovered mineralization is open in all directions (Figure 6). Select drill hole assay grade and intervals (true width) are shown below:

  Hole RO23_031: 7.31g/t Au & 598 g/t Ag, 0.77 m;
  Hole RO23_032: 7.69 g/t Au & 8g/t Ag, 3.29 m (Peggy vein)

Figure 2: (San Dimas) Sinaloa and Elia Veins, Vertical Section. Looking North

Figure 3: (San Dimas) Santa Teresa Vein, Vertical Section. Looking North

Figure 4: (San Dimas) Perez Vein, Vertical Section. Looking North.

Figure 5: (San Dimas) Rosario vein Long section. Looking North.

Figure 6: (San Dimas) Rosario, Macho Bayo, Peggy and Basilisa veins cross section. Looking east.

SANTA ELENA EXPLORATION RESULTS

An infill drilling program designed to convert Mineral Resources to Mineral Reserves at the Ermitaño mine, cut multiple high-grade intersections of gold and silver mineralization (Figure 7). In addition to intercepts of the Ermitaño vein, multiple holes intersected mineralization in secondary veins and breccia zones located in the hanging and footwall of the Ermitaño vein proper. Select drill hole assay grade and true width from the intersections include:

  Hole EWUG-23-012: 20.95 g/t Au & 311 g/t Ag over 4.88m;
  Hole EWUG-23-007: 18.50 g/t Au & 304 g/t Ag over 1.71m;
  Hole EWUG-23-015: 9.38 g/t Au & 230 g/t Ag over 5.23m;

Figure 7: Ermitaño Vein Vertical Long Section. Looking North.

JERRITT CANYON EXPLORATION RESULTS

Drilling at Jerritt Canyon has returned positive results located within the SSX and Smith mine areas (Figure 8).

Figure 8: Jerritt Canyon Property outlining the area of drill results.

Drilling designed to expand the Javelin target identified in July 2023 cut multiple significant gold intersections located between 90m and 340m from existing Smith mine developments. The flat-lying geometry of the gold mineralization trends at a relatively low angle to the drill hole intersections which define a mineralized volume that remains open in multiple directions (Figure 9 and Figure 10).

  Hole SMI-230011:
    4.34 g/t Au over 6.1m;
    8.76 g/t Au over 15.2m;
  Hole SMI-230012:
    8.31 g/t Au over 5.2m;
  Hole SMI-230013:
    4.70 g/t Au over 9.1m;
    5.80 g/t Au over 12.9m;
    7.44 g/t Au over 15.7m;
    4.50 g/t Au over 7.0m;

Drilling of the Purple Haze exploration target intersected new gold mineralization located up to 100m away from existing developments of the SSX mine. The geometry and controls of the gold mineralization are interpreted to trend at a relatively low angle to the drill hole intersections as shown in Figure 11 and Figure 12. Mineralization remains open in multiple directions.

  Hole SSX-230010:
    6.13 g/t Au over 5.3m;
  Hole SSX-230011:
    4.33 g/t Au over 19.8m;
    3.47 g/t Au over 11.2m;
    4.60 g/t Au over 16.8m;
  Hole SSX-230013:
    8.97 g/t Au over 6.1m;

Exploration drilling designed to test prospective geologic features in the Gridiron target cut two significant gold intercepts located approximately 80 and 120m away from existing SSX mine development.  The mineralization is hosted adjacent to a Jurassic dike cutting the base of the Silurian Roberts Mountain Formation. The geometry of the gold mineralization is not yet defined, and the mineralization is open in several directions (Figure 13 and Figure 14).

  Hole SSX-235020:
    4.1m g/t Au over 6.1m;
    12.04 g/t Au over 25.9m;

Figure 9: (Jerritt Canyon) Drill Hole Gold Intercepts in the Javelin Area. Plan view.

Figure 10: (Jerritt Canyon) Drill Hole Gold Intercepts in the Javelin Area. Vertical Section Looking Northwest and Projected.

Figure 11: (Jerritt Canyon) Drill Hole Gold Intercepts in the Purple Haze Area. Plan view.

Figure 12: (Jerritt Canyon) Drill Hole Gold Intercepts in the Purple Haze Area. Vertical Section Looking Southwest and Projected.

Figure 13: (Jerritt Canyon) Drill Hole Gold Intercepts in the Gridiron Area. Plan view.

Figure 14: (Jerritt Canyon) Drill Hole Gold Intercepts in the Gridiron Area. Vertical Section Looking Northeast and projected.

Table 1: Summary of Significant Silver and Gold Drill Hole Intercepts at San Dimas.

Drillhole	Target	Target Type	Significant intercept
			From (m)	Length (m)	True length (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
GPE23_001	Guadalupe Vein	Resource addition	283.30	0.80	0.78	7.03	903	1466
ST23_014	Santa Teresa (HW) Bx	Resource addition	398.10	2.20	1.86	3.95	270	586
ST23_014	Santa Teresa (HW) String zone	Resource addition	407.30	3.25	2.90	2.07	130	296
ST23_014	Santa Teresa Vein	Resource addition	411.45	1.05	0.91	40.40	2092	5324
ST23_022	Santa Teresa (HW)	Resource addition	296.65	1.10	0.78	3.19	274	529
SIN23_069	Sinaloa N - Elia Vein	Resource conversion	322.85	1.20	0.95	12.95	578	1614
SIN23_073	Sinaloa N - Elia Vein	Resource conversion	64.00	1.15	0.70	13.50	1007	2087
SIN23_073	Sinaloa N - Elia Vein	Resource conversion	318.25	3.35	2.97	11.53	758	1681
SIN23_074	Sinaloa N - Elia Vein	Resource conversion	333.25	0.80	0.73	4.15	246	578
SIN23_076	Sinaloa N - Elia Vein	Resource conversion	48.25	1.55	1.51	9.86	779	1568
SIN23_077	Sinaloa N - Elia Vein	Resource conversion	45.40	2.75	2.03	3.97	299	617
SIN23_078	Sinaloa N - Elia Vein	Resource conversion	300.90	0.75	0.72	1.71	101	238
SIN23_079	Sinaloa N - Elia Vein	Resource conversion	313.25	1.25	0.88	2.80	145	368
PE23_215	Perez Vein	Resource addition	267.20	2.00	1.47	1.86	197	345
PE23_219	Perez (HW) Vein	Resource addition	214.45	0.80	0.70	2.41	336	529
PE23_220	Perez Vein	Resource addition	211.25	1.30	0.96	3.33	634	900
PE23_221	Perez Vein	Resource addition	224.25	0.90	0.72	2.76	545	766
PE23_222	Perez Vein	Resource addition	260.30	1.90	1.22	1.35	174	281
PE23_224	Perez Vein	Resource addition	222.32	0.86	0.84	0.96	115	192
PE23_225	Perez (HW) Vein	Resource conversion	243.80	1.05	0.77	1.60	243	371
PE23_225	Perez (HW) Vein	Resource conversion	291.15	1.40	1.03	14.18	2439	3574
PE23_225	Perez Vein	Resource conversion	297.10	20.50	7.78	3.78	421	723
PE23_225	Perez (FW) Breccia	Resource conversion	319.15	1.00	0.84	9.16	242	974
PE23_225	Perez (FW) Vein	Resource conversion	321.60	1.30	0.96	1.33	187	293
PE23_229	Perez Vein	Resource addition	346.75	12.05	4.42	3.69	509	804
PE23_231	Perez Vein	Resource addition	148.65	1.75	1.64	3.15	589	841
PE23_233	Perez Vein	Resource conversion	338.85	1.35	0.95	1.75	303	443
PE23_234A	Perez (HW) Vein	Resource conversion	337.00	1.78	1.26	2.18	210	384
PE23_234A	Perez Vein	Resource conversion	364.30	3.43	2.43	9.10	189	917
PE23_242	Perez Vein	Resource conversion	272.10	3.75	2.41	7.36	1238	1826
ROS23_026	Rosario Vein	Resource addition	763.37	1.38	1.13	2.12	256	426
ROS23_030	Rosario Vein	Resource addition	707.60	1.15	1.06	2.48	175	374
ROS23_031	Rosario Vein	Resource addition	776.65	1.00	0.77	7.31	598	1182
ROS23_032	Peggy Vein	Resource addition	612.00	3.80	3.29	7.69	8	623
ROS23_033	Rosario Vein	Resource addition	723.00	1.45	1.26	0.85	124	192
ORO23_103	El Oro Vein	Resource conversion	238.50	1.50	0.91	13.39	606	1677
ORO23_104	El Oro Vein	Resource conversion	291.00	2.25	1.29	0.34	245	273
ORO23_105	El Oro Vein	Resource conversion	289.75	2.60	1.92	1.22	239	337
SJ23_165	San Jose Vein	Resource conversion	155.90	1.30	1.04	1.68	127	261
SJ23_168	San Jose Vein	Resource conversion	165.40	1.65	1.35	3.41	347	620
SNL23_044	San Luis (FW) Vein	Resource addition	121.65	4.30	3.04	1.87	108	257
SNL23_048	San Luis (FW) Vein	Resource addition	130.40	1.15	0.85	10.77	1437	2298

Note: All holes are Diamond Drill; AgEq grade = silver grade (g/t) + [gold grade (g/t)*80]

From, To and Length indicated in metres, true width of the intercept is calculated per drill hole and vein angles.

Gold and silver drill hole intercepts at San Dimas were composited using the length weighted averages of uncapped sample assays, a 190 g/t AgEq minimum grade, and a minimum composite length of 0.7m (true width). A maximum 1m below the minimum grade was allowed as internal dilution and a single sample below the minimum but above 100 g/t AgEq was allowed in the hanging or footwall to achieve minimum true width in select cases. True width of intercepts is calculated based on current understanding of drillhole and vein angle geometry.

Table 2: Summary of Significant Drill Hole Silver and Gold Intercepts at Santa Elena.

Drillhole	Target	Target type	Significant intercept
			From (m)	Length (m)	True length (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
EWUG-23-007	VSSTK_HW	Resource conversion	110.95	16.35	8.18	4.51	155	516
EWUG-23-007	Ermitaño-Splay	Resource conversion	140.65	7.85	3.93	4.33	88	434
EWUG-23-007	VSSTK_FW	Resource conversion	173.65	6.60	1.71	18.50	304	1784
EWUG-23-007	VINT1	Resource conversion	186.15	3.85	1.32	7.44	107	702
EWUG-23-008	VSSTK_HW	Resource conversion	116.35	6.20	3.56	5.17	162	575
EWUG-23-008	VSSTK_HW	Resource conversion	124.55	7.35	4.22	4.23	202	540
EWUG-23-008	VSSTK_HW	Resource conversion	145.60	3.45	1.73	2.30	104	288
EWUG-23-008	Ermitaño-Splay	Resource conversion	157.25	12.45	6.23	4.39	96	448
EWUG-23-012	Ermitaño-Splay	Resource conversion	135.30	20.10	10.05	7.02	189	750
EWUG-23-012	VSSTK_HW	Resource conversion	157.60	9.75	4.88	20.95	311	1987
EWUG-23-012	VINT1	Resource conversion	172.45	6.95	2.38	7.99	187	826
EWUG-23-013	VSSTK_HW	Resource conversion	134.20	3.55	2.04	4.20	149	485
EWUG-23-013	VSSTK_HW	Resource conversion	143.60	10.05	3.44	3.59	122	409
EWUG-23-013	Ermitaño-Splay	Resource conversion	159.45	11.05	3.78	3.08	89	335
EWUG-23-014	Ermitaño-Splay	Resource conversion	194.70	11.65	5.83	4.14	85	416
EWUG-23-015	Ermitaño-Splay	Resource conversion	170.55	10.45	5.23	9.38	230	980
EWUG-23-015	VSSTK_FW	Resource conversion	197.75	3.25	1.63	3.43	192	466
EWUG-23-016	VINT1	Resource conversion	250.15	3.15	1.58	4.23	241	580
EWUG-23-017	Ermitaño-Splay	Resource conversion	105.45	3.00	1.27	2.62	28	238

Note: All holes are Diamond Drill; AgEq grade = silver grade (g/t) + (gold grade (g/t)*80)

From, To and Length indicated in metres, true width of the intercept is calculated per drill hole and vein angles.

Gold and silver drill hole intercepts at Santa Elena were composited using the length weighted averages of uncapped sample assays, a 190 g/t AgEq minimum grade, and a minimum length of 1m (true width). A maximum 1m below the minimum grade was allowed as internal dilution. True width of intercepts is calculated based on current understanding of drillhole and vein angle geometry.

Table 3: Summary of Significant Drill Hole Gold Intercepts at Jerritt Canyon.

Drillhole	Target	Drill type	Target type	Significant Intercept
				From (m)	To (m)	Apparent Length (m)	Au (g/t)
SMI-235007	Blackjack	RC	Resource conversion	85.3	91.4	6.1	12.55
SMI-235009	Blackjack	RC	Resource addition	59.4	76.2	16.8	10.36
SMI-230001	Aurora	DDH	Resource conversion	182.9	191.7	8.8	3.72
SMI-230001	Aurora	DDH	Resource conversion	219.8	230.1	10.4	3.33
SMI-230002	Aurora	DDH	Resource addition	222.8	235.9	13.1	3.24
SMI-230011	Javelin	DDH	Resource addition	336.2	342.3	6.1	4.34
SMI-230011	Javelin	DDH	Resource addition	372.8	388.0	15.2	8.76
SMI-230012	Javelin	DDH	Resource addition	370.3	375.5	5.2	8.31
SMI-230013	Javelin	DDH	Resource addition	242.9	252.1	9.1	4.70
SMI-230013	Javelin	DDH	Resource addition	334.7	347.6	12.9	5.80
SMI-230013	Javelin	DDH	Resource addition	353.0	368.7	15.7	7.44
SMI-230013	Javelin	DDH	Resource addition	375.5	382.5	7.0	4.50
SMI-230014	Dreadnought	DDH	Resource addition	55.5	60.7	5.2	7.16
SMI-230026	Voodoo	DDH	Resource addition	146.3	153.0	6.7	4.44
SMI-230026	Voodoo	DDH	Resource addition	180.4	191.1	10.7	9.18
SMI-235000B	Blackjack	RC	Resource addition	3.0	16.8	13.7	3.69
SMI-235000B	Blackjack	RC	Resource addition	22.9	38.1	15.2	3.37
SSX-230010	Purple Haze	DDH	Resource addition	35.2	40.5	5.3	6.13
SSX-230011	Purple Haze	DDH	Resource conversion	136.6	156.4	19.8	4.33
SSX-230011	Purple Haze	DDH	Resource conversion	181.5	192.8	11.2	3.47
SSX-230011	Purple Haze	DDH	Resource conversion	199.0	215.8	16.8	4.60
SSX-230013	Purple Haze	DDH	Resource addition	123.7	129.8	6.1	8.97
SSX-235020	Gridiron	RC	Resource addition	115.8	121.9	6.1	4.10
SSX-235020	Gridiron	RC	Resource addition	161.5	187.5	25.9	12.04
SSX-235020 (incl)	Gridiron	RC	Resource addition	164.6	176.8	12.2	17.35

Note From, To and Length indicated in metres, true thickness of the mineralized zones are unknown at this time. Results >15gpt Au are reported as "includes".

Gold drill hole intercepts at Jerritt Canyon were composited using the length weighted averages of uncapped sample assays, a 3.0 g/t Au minimum grade, and a minimum composite length of 5m. A maximum 5m below the minimum grade was allowed as internal composite dilution. True thickness of intercepts is not known at this time.

QUALITY ASSURANCE AND QUALITY CONTROL

First Majestic's drilling programs follow industry standard established QA/QC insertion protocols with standards, blanks and duplicates introduced into the San Dimas, Santa Elena and Jerritt Canyon sample-stream. After geological logging, all drill core samples are cut in half. One half of the core is submitted to the designated laboratory for analysis and the remaining half of the core is retained on-site for verification and reference purposes.

Core samples from Jerritt Canyon drilling were submitted to First Majestic's Central Laboratory ("Central Lab") (ISO 9001-2015). Core samples from San Dimas and Santa Elena drilling were submitted to the Central Laboratory or SGS in Durango, Mexico ("SGS") (ISO/IEC 17025:2017)

At the Central Lab, gold is analyzed by fire assay with atomic absorption finish (Au-AA13, ASAG-13-Au).  Results above 10 g/t Au are analyzed by 20 g Fire Assay gravimetric finish (ASAG-14). Silver is analyzed by 3-Acid Digest AAS finish (AAG-13) or by 20 g Fire Assay Gravimetric Finish (ASAG-13-Ag). Results above 200 g/t Ag are analyzed by 20 g Fire Assay gravimetric finish (ASAG-14). At SGS, gold is analyzed by 30 g Fire Assay AAS finish (GE_FAA30V5). Results above 10 g/t Au are analyzed by 30 g Fire Assay gravimetric Finish (GO_FAG30V). Silver is analyzed by 2 g 3-Acid digest AAS finish (GE_AAS33E50). Results above 100 g/t Ag are analyzed by 30 g Fire Assay Gravimetric Finish (GO_FAG37V).

See the Company's most recently filed Annual Information Form, available at www.sedarplus.ca, for further information concerning QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's Mineral Reserves and Mineral Resources.

QUALIFIED PERSON

Gonzalo Mercado, P. Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the scientific and technical information contained in this news release.  Mr. Mercado has verified the exploration data contained in this news release, including the sampling, analytical and test data underlying such information.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.  In Q1 2024, First Majestic will also commence bullion production from its 100%-owned and operated minting facility, First Mint, LLC, to manufacture its very own exceptional silver bullion products catering to the growing demand for physical silver.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Statements such as the timing of the Company's year-end update of Mineral Resource and Mineral Reserve estimates are forward-looking statements. Statements concerning Proven and Probable Mineral Reserves and Mineral Resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

Appendix

Drill hole location, sample type, azimuth, dip and total depth.

Hole ID	Target	Drill Type	Collar Location			Azimuth	Dip	Total Depth (ft)
			Easting (ft)	Northing (ft)	Elevation (ft)
SMI-235007	Blackjack	RC	396,286	407,275	6,893	320	-5	380
SMI-235009	Blackjack	RC	396,289	407,276	6,893	310	-15	250
SMI-230001	Aurora	DDH	395,876	407,910	6,914	250	15	1,079
SMI-230002	Aurora	DDH	395,874	407,911	6,915	259	18	914
SMI-230011	Javelin	DDH	398,790	406,346	6,717	207	-1	1,337
SMI-230012	Javelin	DDH	398,792	406,346	6,717	198	-3	1,348
SMI-230013	Javelin	DDH	398,790	406,346	6,717	214	-2	1,495
SMI-230014	Dreadnought	DDH	401,276	406,038	6,615	25	-48	347
SMI-230026	Voodoo	DDH	401,177	405,433	6,604	215	-23	852
SMI-235000B	Blackjack	RC	396,341	407,224	6,889	197	-41	330
SSX-230010	Purple Haze	DDH	391,790	407,486	7,119	70	10	1,133
SSX-230011	Purple Haze	DDH	391,790	407,486	7,119	69	4	1,173
SSX-230013	Purple Haze	DDH	391,784	407,476	7,114	169	-29	533
SSX-235020	Gridiron	RC	391,473	408,239	7,294	301	-8	790

Drill collar locations are surveyed in local Jerritt Canyon mine grid (NAD27 Nevada West State Plane (feet) modified by a false northing of -2,000,000) using a total station.

Hole ID	Target	Drill Type	Collar Location			Azimuth	Dip	Total Depth (m)
			Easting (m)	Northing (m)	Elevation (m)
EWUG-23-007	Ermitaño	DDH	583,789	3,319,555	753	201	-48	294
EWUG-23-008	Ermitaño	DDH	583,789	3,319,555	753	212	-41	261
EWUG-23-012	Ermitaño	DDH	583,830	3,319,555	753	178	-59	261
EWUG-23-013	Ermitaño	DDH	583,831	3,319,555	753	156	-60	261
EWUG-23-014	Ermitaño	DDH	583,831	3,319,555	752	145	-66	282
EWUG-23-015	Ermitaño	DDH	583,830	3,319,555	753	188	-65	261
EWUG-23-016	Ermitaño	DDH	583,830	3,319,555	753	182	-71	282
EWUG-23-017	Ermitaño	DDH	583,831	3,319,555	753	162	-73	300

Drill collar locations are surveyed in WGS84, Zone 12 (meters), using a total station for holes underground and a differential global positioning system (GPS) for surface.

Hole ID	Target	Drill Type	Collar Location			Azimuth	Dip	Total Depth (m)
			Easting (m)	Northing (m)	Elevation (m)
GPE23_001	Guadalupe	Core	398,324	2,666,358	571	153	5	462
ST23_014	Santa Teresa	Core	398,455	2,667,239	557	301	29	413
ST23_022	Santa Teresa	Core	398,456	2,667,239	556	310	11	363
SIN23_069	Sinaloa	Core	399,888	2,666,329	561	299	-13	354
SIN23_073	Sinaloa	Core	399,888	2,666,328	562	289	-5	339
SIN23_074	Sinaloa	Core	399,888	2,666,328	562	285	-6	336
SIN23_076	Sinaloa	Core	399,890	2,666,330	561	342	-19	282
SIN23_077	Sinaloa	Core	399,890	2,666,330	561	334	-18	309
SIN23_078	Sinaloa	Core	399,889	2,666,329	561	316	-18	318
SIN23_079	Sinaloa	Core	399,889	2,666,329	561	310	-15	351
PE23_215	Perez	Core	399,313	2,671,668	858	11	-10	309
PE23_219	Perez	Core	399,311	2,671,668	858	2	-9	246
PE23_220	Perez	Core	399,312	2,671,667	858	6	-14	234
PE23_221	Perez	Core	399,312	2,671,668	858	11	-15	285
PE23_222	Perez	Core	399,312	2,671,667	859	5	-3	294
PE23_224	Perez	Core	399,311	2,671,668	858	354	-2	231
PE23_225	Perez	Core	399,018	2,671,352	844	299	30	333
PE23_229	Perez	Core	399,018	2,671,351	843	288	24	408
PE23_231	Perez	Core	399,310	2,671,667	857	322	-44	177
PE23_233	Perez	Core	399,018	2,671,352	844	305	33	369
PE23_234A	Perez	Core	399,018	2,671,352	843	291	31	429
PE23_242	Perez	Core	399,020	2,671,354	843	331	29	333
ROS23_026	Rosario	Core	400,344	2,665,894	553	204	2	801
ROS23_030	Rosario	Core	400,344	2,665,894	553	204	-10	763
ROS23_031	Rosario	Core	400,344	2,665,894	553	211	-10	790
ROS23_032	Rosario	Core	399,811	2,665,304	951	172	-13	981
ROS23_033	Rosario	Core	400,344	2,665,894	553	207	-14	765
ORO23_103	El Oro	Core	404,187	2,665,505	510	305	38	420
ORO23_104	El Oro	Core	404,186	2,665,504	510	295	33	300
ORO23_105	El Oro	Core	404,186	2,665,505	510	281	21	318
SJ23_165	San Jose	Core	399,594	2,668,348	558	332	-9	180
SJ23_168	San Jose	Core	399,593	2,668,348	558	324	-5	201
SNL23_044	San Luis	Core	406,152	2,670,984	611	245	9	222
SNL23_048	San Luis	Core	406,153	2,670,983	611	301	17	174

Collar coordinates are determined using total station equipment after hole completion with WGS84, Zone 13 (meters) as the reference system.